UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Teavana Holdings, Inc.
(Name of Issuer)
Common Stock, $0.00003 par value
(Title of Class of Securities)
87819P102
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]       Rule 13d-1(b)
[  ]       Rule 13d-1(c)
[X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87819P102

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	SKM Equity Fund III, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person		-0-
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11)	Percent of Class Represented by Amount in Row (9)		-0-
12)	Type of Reporting Person		PN

CUSIP NO. 87819P102

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)		SKM Partners, L.L.C.
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person			-0-
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]
11)	Percent of Class Represented by Amount in Row (9)			-0-
12)	Type of Reporting Person			OO

CUSIP NO. 87819P102

Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on February 14, 2012 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership.

(a) through (c):

The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 1 to Schedule 13G, and is incorporated herein by reference thereto.  Such information states the holdings of the Reporting Persons as of December 31, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP NO. 87819P102

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

SKM EQUITY FUND III, L.P.
By:	SKM Partners, L.L.C., its General Partner

By:	/s/ John F. Megrue
Name: John F. Megrue Title: Managing Member
SKM PARTNERS, L.L.C.
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Managing Member